                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                  Integrated Transportation Network Group, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Shares, Par Value $.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    45814H103
                                    ---------
                                 (CUSIP Number)

                               Kwok Kee Billy Yung
                   c/o Shell Electric Mfg. (Holdings) Co. Ltd.
                         1/F, Shell Industrial Building
                               12 Lee Chung Street
                          Chai Wan Industrial District
                                    Hong Kong
                               (011-852-2558-0181)
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Jonathan H. Lemberg, Esq.
                             Morrison & Foerster LLP
                       23rd Floor, Entertainment Building
                             30 Queen's Road Central
                                    Hong Kong
                               (011-852-2585-0888)

                         ------------------------------

                                DECEMBER 23, 1998
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


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    -----------------------------
    CUSIP NO. 45814H103
    -----------------------------


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 1     NAME OF REPORTING PERSON:  Kwok Kee Billy Yung
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                       (B) [ ]
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 3     SEC USE ONLY
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 4     CHECK SOURCE OF FUNDS: PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2                                                     [ ]
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION:  Hong Kong
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                  7    SOLE VOTING POWER:  2,430,952


  NUMBER OF     ----------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:  None
BENEFICIALLY
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:  2,430,952
   PERSON
    WITH
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER:  None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,430,952
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  20.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON:  IN
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Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Integrated Transportation Network Group, Inc. (the "Company"), a Delaware corporation with principal executive offices at 575 Lexington Avenue, Suite 410, New York, New York. To the best of filer's knowledge, the principal executive officers of the Company are Wu Zhi Jian, Chairman of the Board of Directors; Andrew Lee, President and Director; Willy Wu, Executive Vice President and Chief Financial Officer; Peng Jun, Executive Vice President, Treasurer and Director; Zhang Li Wei, Director; Li Yong Yuan, Director; and Mona Ng, Secretary.

Item 2.  Identity and Background.

         (a)-(f). This statement is filed by Kwok Kee Billy Yung, a Hong Kong citizen. The business address of Mr. Yung is 1/F., Shell Industrial Bldg., 12 Lee Chung St., Chai Wan Industrial District, Hong Kong. Mr. Yung works as the Group Managing Director of Shell Electric Mfg. (Holdings) Co., Ltd. ("SMC"), a Hong Kong corporation. SMC's principal businesses are the manufacturing and marketing of electrical household appliances and property investment. The principal office and business address of SMC is 1/F., Shell Industrial Building, 12 Lee Chung Street, Chai Wan Industrial District, Hong Kong.

         During the last five years, Mr. Yung has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

         This statement relates to the acquisition of an aggregate of 2,430,952 shares (the "Shares") of Common Stock of the Company, which are broken down as follows:

1. 275,000 shares acquired, pursuant to a Subscription Agreement dated December 17, 1998 between Mr. Yung and the Company, in satisfaction of certain indebtedness of the Company's 92% owned subsidiary, Shenzhen Jinzhenghua Transport Industrial Development Co., Ltd., a company organized under the laws of the People's Republic of China, to Mr. Yung in the amount of US$481,250.

2. 380,952 shares acquired pursuant to a Subscription Agreement dated December 23, 1998 between Mr. Yung and the Company, for a purchase price of US$1,000,000.


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

3. 76,755 shares acquired pursuant to a Purchase Agreement dated January 13, 1999 between Mr. Yung and New Century International S.R.L. ("New Century"), at a purchase price of US$2.00 per share.

4. 198,245 shares acquired pursuant to a Purchase Agreement dated January 13, 1999 between Mr. Yung and Chusa International Limited ("Chusa"), at a purchase price of US$2.00 per share.

5. Warrants to purchase up to 500,000 shares, which are immediately exercisable at a price of US$2.00 per share, were acquired pursuant to a Subscription Agreement dated December 23, 1998 between Mr. Yung and the Company.

6. 5% Convertible Note in the aggregate principal amount of US$2,000,000 were acquired, for a purchase price of US$2,000,000, and the principal and accrued and unpaid interest thereon may be converted to shares of Common Stock, at a conversion price of US$2.00 per share (subject to adjustment in certain events), pursuant to a Subscription Agreement dated January __, 1999 between Mr. Yung and the Company.


Item 4.  Purpose of Transaction.

         The Shares were acquired for the purpose of investment and without intent to change or influence control of the Company. It is anticipated that SMC, a company of which Mr. Yung is the Group Managing Director, will acquire an option to purchase up to 1,992,800 shares of the Common Stock at an exercise price of US$2.00 per share (subject to adjustment in certain events). In the event that such transaction is consummated, Mr. Yung will have no beneficial ownership in the option or the shares of Common Stock purchased upon the exercise thereof. Except as set forth above, Mr. Yung has no plan nor has he made any proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the


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Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         The aggregate number of shares of Common Stock that Mr. Yung has acquired or is entitled to acquire, including shares acquirable upon full exercise of the Warrants and full conversion of the Convertible Note (before adjustment, if any, to the conversion price), is 2,430,952, and is equal to approximately 20.7% of the issued and outstanding shares of Common Stock (including the Shares). Mr. Yung will have sole power over the voting and disposition of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Yung is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company other than those agreements described in Item 3 and the Warrant and Convertible Note acquired pursuant to certain of such agreements.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A. Subscription Agreement dated as of December 17, 1998 between Mr. Yung and the Company.

         Exhibit B. Subscription Agreement dated as of December 23, 1998 between Mr. Yung and the Company.

         Exhibit C. Purchase Agreement dated as of January 13, 1999 between Mr. Yung and New Century.

         Exhibit D. Purchase Agreement dated as of January 13, 1999 between Mr. Yung and Chusa.

         Exhibit E. Warrant Certificate dated as of December 23, 1998 issued by the Company to Mr. Yung.

         Exhibit F. Subscription Agreement dated as of February __, 1999( between Mr. Yung and the Company (including form of Convertible Note).



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                                   SIGNATURES



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1999
      -----------------
                                         KWOK KEE BILLY YUNG



                                         /s/ Kwok Kee Billy Yung
                                         -----------------------


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